Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), February 1, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
23/01/2023	EXM	4,975	222.7124	1,107,994.19
24/01/2023	EXM	4,950	223.6945	1,107,287.78
25/01/2023	EXM	4,965	223.1283	1,107,832.01
26/01/2023	EXM	4,895	226.1939	1,107,219.14
27/01/2023	EXM	4,815	229.8700	1,106,824.05
30/01/2023	EXM	4,750	232.8850	1,106,203.75
31/01/2023	EXM	4,850	227.8538	1,105,090.93
Total	—	34,200	226.5629	7,748,451.85

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till January 31, 2023, the total invested consideration has been:
•Euro 48,167,149.34 for No. 226,083 common shares purchased on the EXM
•USD 8,757,853.08 (Euro 8,271,632.62*) for No. 40,049 common shares purchased on the NYSE.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of January 31, 2023, the Company held in treasury No. 12,093,761 common shares equal to 4.71% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since July 1, 2022 until January 31, 2023, the Company has purchased a total of 1,039,869 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 207,164,461.67.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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